FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                February 22, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Section 198 Notice dated 22 February, 2005






22 February 2005


British Energy Group plc


NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT


British Energy Group plc has received notification from Fidelity Investments of the following:

1. Company in which shares are held:     British Energy Group plc

2. Notifiable interest:    Ordinary Shares

(A)               FMR Corp.
                  82 Devonshire Street
                  Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B)               Fidelity International Limited (FIL)
                  P.O. Box HM 670
                  Hamilton
                  HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

                  Mr. Edward C. Johnson 3d
                  82 Devonshire Street
                  Boston, MA 02109

A principal shareholder of Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorised unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

7. Inasmuch as there is no disclosable interest of 3% or greater of the share capital, FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries have no further reporting obligation under Section 198 to 202 of the UK Companies Act. This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Schedule A                                                     Closing Amendment

Security: British Energy Group plc

                       SHARES  MANAGEMENT   NOMINEE/REGISTERED NAME
                         HELD    COMPANY

                      584,059      FII      JP MORGAN, BOURNEMOUTH Total
                    1,513,101      FIL      BROWN BROS HARRIMN LTD LUX Total
                   10,204,385     FISL      JP MORGAN, BOURNEMOUTH Total
                    4,275,800     FMRCO     BROWN BROTHERS HARRIMAN AND CO Total
                      114,100      FPM      BANK OF NEW YORK BRUSSELS Total
                        6,640      FPM      NORTHERN TRUST LONDON Total
                   16,698,085               Grand Total Ordinary Shares


Current ownership percentage:                 2.98%

Shares in Issue:                       561,016,553

Change in holdings since last filing:   (1,383,016) Ordinary shares




SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  February 22, 2005                   BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations